September 13, 2005



Mail Stop 6010

Christopher Miles
Wimax EU, LTD
356 Pine Avenue, Apt. 1
Pacific Grove, California 93950

Re:	Wimax EU, LTD
	Amendment No. 2 to Registration Statement on Form SB-2
	Filed August 26, 2005
	         File No. 333-123351
Dear Mr. Miles:
      We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Prospectus Cover
1. We note your response to our prior comment 1 from our letter dated
August 5, 2005. It appears you have added the disclosure regarding Mr. Miles relationship to your company on the footnotes to the cover of the registration statement, rather than the first page of the prospectus. Please move such disclosure to the cover page of the prospectus.
Summary, page 1
2. Please provide a copy of the Intel Technology Journal marked to show the statistics you cite.


3. Please balance your disclosure regarding the benefits of Wimax technology with shortcomings and challenges the technology faces. For example, if true, explain that there are roadblocks regarding international agreements on what part of the wireless spectrum to use, and that by using unlicensed frequencies, you could have interference on the lines among other drawbacks.
4. Please explain the status of the technology`s current development, as it appears the Wimax technology has not gone past the trials phase of development. Please revise your statement on the top of page 2 "the technology we will utilize in serving it are well developed."
5. As described in our prior comment 8, if you contract with the operators of existing broadcast antennas please explain what additional or different services you will provide to customers as compared to those that may be provided by existing broadcast antenna.
6. Where you cite sources, ensure that you clarify the age of the sources` statistics. Also, tell us:
* whether the sources you cite have consented to your use of their name and data in the prospectus,
* whether the sources are publicly available, and
* whether any of the data was commissioned by you or prepared for your use in this registration statement.
7. Tell us the basis for your disclosure that the former "Eastern-bloc countries" have "largely non-existent telecoms infrastructure outside of the major cities."
8. Please provide us a copy of the Analysys Research report regarding mobile phone penetration cited by the ZDNet Research blog you provided. Also, provide us with copies of the other data you cite in this paragraph from Eurostat and PC Magazine.

Terms of the offering, page 2
9. Regarding your response to comment 10:
* Please note that neither the Commission nor the staff approves registration statements. See Regulation S-B Item 501(a)(7).
* Revise your disclosure to inform investors of the potential of an
automatic suspension of your filing obligations under section
15(d)
of the Exchange Act. Also include appropriate risk factors. Selling Stockholders, page 9
10. Please clarify whether the shares underlying Mr. Miles options are included in the column showing his aggregate beneficial ownership. If the shares are not included, please tell us the legal authority on which you rely to exclude them. Also, include all shares that Mr. Miles can sell under the registration statement in the "Shares of common stock to be sold" column.
Directors, page 10
11. We note your response to our prior comment 14.  Please
disclose
the date of the merger, so that it is clear how long the business was
dormant.
Description of Business, page 13
12. We note your response to our prior comment 18 regarding the statistics you cite in paragraphs 5-6 on page 13 and paragraphs 3-7 on page 15. Please resend us the information to clearly mark the studies to show the data you have cited in your prospectus. Also, it appears that the printed version of what you have sent us has cut off large portions of the data. Also, provide us with a copy of the information you describe from the Wimax forum on page 17.
WiMax Wireless Broadband Internet, page 15
13. Please expand your disclosure in response to comment 21 to clarify the extent of the intellectual property that you would have to acquire to operate the business you describe in the prospectus. Also, please reconcile the fact that you do not have rights to the technology and your disclosure on page 15 that you do not intend to depend on proprietary technology with your claim on page 1 that you will offer the technology.

Market Comparison, page 15
14. We note your responses to comments 22 and 23. With a view toward providing balanced disclosure regarding the development of your business, please tell us the circumstances surrounding the termination of negotiations with NetNext Wireless and the web site developer.
Market for Common Equity, page 19
15. Please clarify your response to comment 27. It is unclear how your balance sheet would show more shares outstanding than authorized based on the reasons you cite.
Outside back cover of prospectus, page 23
16. Please reconcile the number of shares mentioned here with the number of shares in the fee table of your registration statement. Exhibits
17. We note your response to our prior comment 37. On page 20 you describe lock up agreements with multiple parties, yet you have only filed an agreement with one of them. Please file the other lock up agreements.
18. We note your response to our prior comment 38. The waiver you have filed as an exhibit appears to cover only one shareholder. Please file the other waivers. Also, please explain why you deleted the disclosure discussing this waiver.

June 30, 2005 Condensed Financial Statements

Condensed Statements of Operations, page 2

19. Please tell us why you believe the "Professional fees" per this statement are correct. It does not seem logical to us that the amount in the six-month period would exceed that in the inception to date period.

20. Please provide us with your weighted average number of shares outstanding calculation for all periods presented.


Condensed Statements of Changes in Stockholders` Equity
(Deficiency),
page 3

21. Please refer to our prior comment 32. Please tell us why your par value per share and number of authorized shares were not adjusted for your stock split. Also tell us about the "legal issue" mentioned in the last sentence of your response.

Note D - Shareholders` Equity, page 10

22. Please refer to our prior comment 34. Provide us your computation, including any significant assumptions, of your expected market volatility of .0001% used in determining the amount of stock compensation related to option grants in 2005.

23. Please refer to our prior comment 35. We note from your response that "the Company accounts for the fair value of the of the call option in accordance with SFAS 150, which requires the Company to adjust the call option to fair value." To help us better understand your accounting for this transaction, please provide us with sample journal entries showing how you accounted for the put option and related stock option agreement. Additionally tell us how you considered the guidance set for in SFAS 133 and EITF 00-19.

December 31, 2004 Financial Statement, page F-1

24. Please refer to our prior comment 36. It is unclear to us how you revised this footnote or addressed the issues raised in our prior comment.  Please advise.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for
an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Eric Atallah at (202) 551-3663 or in his absence, Kaitlan Tillan at (202) 551-3604, if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3617
with any other questions.

      Sincerely,




							Russell Mancuso
							Branch Chief

cc:	Greg E. Jaclin, Esq.





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Christopher Miles
Wimax EU, LTD
September 13, 2005
Page 7